Management's Discussion and Analysis
                                  May 31, 2004

The following discussion and analysis should be read in conjunction with Vasogen's unaudited interim consolidated financial statements and the accompanying notes, which have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial statements. This discussion and analysis should be read in conjunction with the 2003 Management's Discussion and Analysis and the 2003 annual audited financial statements, which are available on our website. All amounts are expressed in Canadian dollars, unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30. In this report, "we," "us," and "our" refer to Vasogen Inc.

OVERVIEW

Our goal is to develop and successfully commercialize immune modulation therapies for the treatment of cardiovascular, neurological, and other chronic inflammatory diseases. Our lead product, Celacade(TM) (immune modulation therapy), is currently in pivotal phase III clinical trials for the treatment of chronic heart failure ("HF") and peripheral arterial disease ("PAD"). Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells ("APCs") to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Celacade(TM) is administered during an outpatient procedure utilizing our proprietary medical device technology. We are also developing a new class of phospholipid-based drugs designed to interact with specific receptors on APCs to regulate cytokine levels and control inflammation. VP025, our lead product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders.

The following table sets out the stage of development for each of our product candidates:

Product Candidate    Indications                      Development Status

Celacade(TM)         Chronic heart failure            Pivotal phase III clinical trial
Celacade(TM)         Peripheral arterial disease      Pivotal phase III clinical trial
VP025                Neuro-inflammatory conditions    Preclinical

We plan to achieve our goal by pursuing the following strategies:

Develop and successfully commercialize Celacade(TM) for unmet medical needs

We believe that Celacade(TM) has the potential to address unmet medical needs and to provide a safe and effective addition to the standard of care for chronic HF and PAD. We also believe that Celacade(TM) has the potential to become a first-in-class therapy targeting chronic inflammation in cardiovascular disease. We are collaborating with opinion leaders in cardiovascular medicine to conduct our phase III clinical trials and we believe that, upon successful completion of these trials, these collaborations will enhance the potential for Celacade(TM) to be adopted as part of the standard of care in these conditions. Our phase III trials are designed to support regulatory approvals and market introduction in North America and Europe. Through alliances with established healthcare companies, we plan to establish the sales and marketing capability needed to promote the adoption of Celacade(TM) by the medical community.

Continue to build a portfolio of immune modulation therapies targeting inflammatory diseases

We have identified a new class of drugs. This new class of drugs represents a platform technology from which we may derive other product candidates for development and commercialization. We are currently testing our lead formulation, called VP025, across a number of preclinical models of neuro-inflammation. Based on this work, we expect to select an initial disease target by the end of 2004 to advance into clinical development.

Partner with companies that can help us to leverage our core competencies

We have a strategic alliance with Quest Diagnostics for the outpatient delivery of Celacade(TM) in the United States. We intend to establish additional alliances, primarily to support marketing and sales of our products, in the United States, Canada, and the rest of the world. We will seek to maximize our long-term economic returns through alliances with established healthcare companies with cardiovascular marketing and sales capabilities.


RESULTS OF OPERATIONS

Research and Development

We are a development-stage enterprise and dedicate the majority of our cash resources to research and development ("R&D") activities. The changes in R&D expenditures, and their key components, for the three months and six months ended May 31, 2004 and May 31, 2003 are reflected in the following table:

------------------------------------------------------------------------------------------------------------------------------------
                                                                     Three Months Ended                 Six Months Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      Increase                             Increase
R&D Expenditures (in millions of dollars, except percentages)   2004       2003      (Decrease)      2004        2003     (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
Clinical costs:
------------------------------------------------------------------------------------------------------------------------------------
  Direct                                                      $   7.5     $   1.7     $   5.8      $  13.0     $   3.1     $   9.9
------------------------------------------------------------------------------------------------------------------------------------
  Indirect                                                        3.1         2.1         1.0          5.8         3.3         2.5
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Preclinical costs                                                 1.1         0.5         0.6          2.1         0.9         1.2
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Intellectual property costs                                       0.6         0.7        (0.1)         1.1         1.0         0.1
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Other costs                                                       0.2         0.0         0.2          0.3         0.1         0.2
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total R&D Expenditures                                        $  12.5     $   5.0     $   7.5      $  22.3     $   8.4     $  13.9
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
R&D expenditures as a percentage of the sum of R&D and           76%         66%         10%          75%         64%         11%
General Administrative Expenditures
------------------------------------------------------------------------------------------------------------------------------------


Our clinical programs in PAD and chronic HF, discussed in detail below, account for the majority of the increase in R&D spending during the second quarter. This increase was driven primarily by the ramping up of clinical sites participating in our ACCLAIM study and the ongoing recruitment of patients into our

ACCLAIM and SIMPADICO studies. Direct costs to support these programs include expenses for clinical site fees, study monitoring, and technology support. Indirect costs to support these programs consist of salaries, professional fees, and other support costs.

We continue to advance our pivotal phase III ACCLAIM trial investigating the impact of Celacade(TM) on reducing the risk of mortality and morbidity in advanced chronic heart failure patients. ACCLAIM is designed to support regulatory approval and marketing of Celacade(TM) for the treatment of advanced heart failure in North America and Europe. With the recent granting of the CE Mark regulatory approval in Europe for Celacade(TM) for the treatment of chronic heart failure, we are now including select European opinion leaders as we launch the final sites in our 160-site ACCLAIM trial infrastructure. The Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial is Dr. James Young, Chairman, Division of Medicine, The Cleveland Clinic Foundation and Medical Director of the Kaufman Center for Heart Failure in Cleveland.

The primary outcome measure for the ACCLAIM trial is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The trial, which has been approved to enroll up to 2,016 patients at up to 160 sites, will conclude when a minimum of 701 events (defined as death or first cardiovascular hospitalization) have occurred and all patients have been followed for at least six months. We currently anticipate that patient recruitment into the ACCLAIM trial will be completed during fiscal Q1 2005, and, subject to achieving the pre-specified number of minimum events, we expect the primary endpoint of the study to be completed during fiscal Q3 2005.

The initiation of our ACCLAIM trial was based on our double-blind, placebo-controlled, phase II clinical trial conducted in 73 patients with advanced chronic HF. The results of this study, which were presented at the 2002 scientific sessions of the Heart Failure Society of America and the American Heart Association, demonstrated a significant reduction in the risk of death and hospitalization. Celacade(TM) was also shown to be well tolerated with no treatment-related serious adverse side effects.

We are also currently enrolling patients with PAD in our pivotal phase III SIMPADICO clinical trial to further investigate the impact of Celacade(TM) on improving the symptom of intermittent claudication. This trial is designed to support regulatory approvals and commercial introduction in the United States, Canada, and Europe. The Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial is Dr. Jeffrey Olin, Director, Vascular Medicine Program, The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine, New York.

The SIMPADICO trial is designed to enroll up to 500 patients with Fontaine stage II disease (symptomatic PAD) at up to 60 sites. The primary endpoint of the trial is the change in maximal treadmill walking distance over six months. We currently anticipate that completion of patient recruitment for the SIMPADICO trial will occur during fiscal Q4 2004 and expect the primary endpoint of the study to be completed during fiscal Q2 2005. The trial design also calls for a follow-up of all patients after 12 months of therapy.

The initiation of our SIMPADICO trial was based on results obtained from the completion of a double-blind, placebo-controlled phase II clinical trial in 85 patients with moderate to severe PAD, which were published in the European Journal of Vascular and Endovascular Surgery. In addition to demonstrating that patients with moderate and severe intermittent claudication receiving Celacade(TM) walked further before the onset of pain, the study showed that Celacade(TM) was well tolerated with no treatment-related serious adverse side effects.

Our preclinical research is focused on developing a new class of phospholipid-based drugs to treat diseases characterized by chronic inflammation. VP025, our lead product candidate from this new class of drugs, is in preclinical development for the treatment of neurological conditions characterized by chronic inflammation, which may include such disorders as Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis, also known as Lou Gehrig's disease. Preclinical research has shown that the effects of VP025 cross the blood-brain barrier, produce potent anti-inflammatory activity, and result in the preservation of the function of specific neural pathways involved in memory and learning. The increase in R&D expenditures associated with preclinical research activities is primarily the result of ongoing studies investigating the therapeutic potential of VP025 in a number of models of neuro-inflammatory disease, as well as other preclinical studies necessary to support advancing VP025 into clinical development.

Our research and development initiatives have resulted in the filing of numerous patent applications. We currently have 19 U.S. patents and 143 patents granted in other jurisdictions. Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expenditures and are expensed as incurred. This expenditure is a result of advancing our patent protection into additional countries as a result of international grants and additional patent and trademark activities associated with protecting new developments in our product pipeline and with respect to our existing technologies.

More details on our clinical development and research programs can be found in our Annual Report and Annual Information Form.

We expense all research and development costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined milestones. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of Celacade(TM), and are expensed as they are shipped to outsourced research centers or clinical sites. The anticipated increase in the level of clinical activity, particularly relating to the SIMPADICO and ACCLAIM trials, has resulted in a significant increase in inventory levels of supplies to meet the clinical trial requirements.

The cost of Vasogen's acquired technology, representing part of our platform medical device technology, is amortized straight-line over 20 years in recognition of the term of the acquired patent.

Our ability to recover the carrying value of our technology and clinical supplies is impacted by several factors including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from the health regulators on the clinical trial results, technological obsolescence, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to launch claims against those third parties who may infringe upon our intellectual property. We are not aware of any factors that would impair the carrying value of acquired technology or the clinical supplies, which would result in a material loss to our Company.

General and Administration

The changes in general and administration expenditures, and their key components, for the three months and six months ended May 31, 2004 and May 31, 2003 are reflected in the following table:

----------------------------------------------------------------------------------------------------------------
                                                        Three Months Ended             Six Months Ended
----------------------------------------------------------------------------------------------------------------
General and Administration Expenditures (in                            Increase                        Increase
millions of dollars)                                 2004      2003   (Decrease)   2004      2003     (Decrease)
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
Infrastructure and other support costs             $  3.2    $  2.0    $  1.2    $  5.9    $  3.8    $  2.1
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Insurance                                             0.4       0.3       0.1       0.6       0.5       0.1
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Professional fees                                     0.3       0.2       0.1       0.6       0.3       0.3
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Total General and Administration Expenditures      $  3.9    $  2.5    $  1.4    $  7.1    $  4.6    $  2.5
----------------------------------------------------------------------------------------------------------------


Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research development, as well as all facility-related and information technology expenditures. This increase is primarily driven by an increase in employees to 103 at May 31, 2004 from 61 at May 31, 2003. Professional fees include expenditures for legal, tax, accounting, and other specialized services. Infrastructure support costs and professional fees have increased to support our expanding clinical programs, and for corporate, marketing, legal, and business development activities associated with preparing for the commercialization of our products.

Foreign Exchange

-------------------------------------------------------------------------------------------------------------------
                                                            Three Months Ended                    Six Months Ended
                                                                       Increase                        Increase
Foreign Exchange (in millions of dollars)             2004     2003    (Decrease)    2004    2003    (Decrease)
-------------------------------------------------------------------------------------------------------------------
Foreign exchange loss (gain)                          ($2.0)   $0.1     $(2.1)       ($2.6)  $0.3        $(2.9)
-------------------------------------------------------------------------------------------------------------------

Our functional currency is the Canadian dollar. The funds raised in the financings that we completed in Q3 2003 and Q2 2004 were primarily in U.S. dollars, and they are subject to fluctuations in the U.S. exchange rate. Our statement of operations includes a foreign exchange gain because of the strengthening of the U.S. dollar relative to the Canadian dollar during the three and six months ended May 31, 2004. We are holding U.S. dollars in anticipation of the significant U.S. dollar R&D expenses that we expect to incur with respect to our clinical trials and therefore this exchange rate fluctuation, though significant from an accounting point of view, does not affect our ability to pay these U.S. dollar denominated R&D expenditures.


Investment Income
-------------------------------------------------------------------------------------------------------------------
                                                         Three Months Ended                Six Months Ended
-------------------------------------------------------------------------------------------------------------------
Investment Income (in millions of dollars)                              Increase                         Increase
                                                       2004     2003    (Decrease)      2004     2003    (Decrease)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Investment income                                      $0.3     $0.2     $0.1           $0.6     $0.6      $0.0
-------------------------------------------------------------------------------------------------------------------

For the three and six months ended May 31, investment income was comparable to that for the same period in 2003, even though cash invested in marketable securities has increased. This is a result of lower returns on investments available in the marketplace in general, and an increased weighting of lower-yielding U.S. investments.

Loss

-------------------------------------------------------------------------------------------------------------------
                                                          Three Months Ended               Six Months Ended
-------------------------------------------------------------------------------------------------------------------
Loss (in millions of dollars, except per-share amounts)                    Increase                        Increase
-------------------------------------------------------------------------------------------------------------------
                                                         2004     2003     (Decrease)  2004      2003     (Decrease)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Loss                                                     $14.1    $7.3     $6.8        $26.2     $12.8      $13.4
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Loss per share                                           $0.20    $0.14    $0.06       $0.39     $0.25      $0.14
-------------------------------------------------------------------------------------------------------------------


As discussed above, the increased loss resulted mainly from higher costs associated with the expansion of our clinical programs and the corporate costs associated with supporting these activities. The increase in the loss resulted mainly from higher costs associated with our expanding clinical programs and the corporate costs associated with supporting these activities.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

On March 4, 2004 we completed a public offering for gross proceeds of $76.9 million (US$57.7 million), resulting in the issuance of 9.8 million common shares at a price of $7.92 (US$5.90) per share.

For the three months and six months ended May 31, 2004, we received $0.2 million and $0.7 million, respectively, from the exercise of options and warrants, compared with $0.1 million for the same periods in 2003. The total number of common shares outstanding at the end of the second quarter increased to 72.1 million from 62.0 million at year-end 2003. The number of options and warrants outstanding at quarter-end is 4.5 million and could generate $31.0 million if fully exercised.

At May 31, 2004, our cash, cash equivalents, and marketable securities held to maturity totaled $105.7 million, compared with $60.1 million at year-end. The increase is a result of the net proceeds received from the financing that was completed March 4, 2004 less cash used in operations during the first half of the fiscal period. We invest our cash resources in liquid government and corporate debt instruments having a single "A" credit rating or greater.

We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollar, which could affect the value of our marketable securities. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investments, due to the relative short-term nature of the investments.

We have no debt, guarantees, off-balance sheet arrangements, capital lease, or long-term obligations. Our operating obligations are as follows:


     ------------------------------------------------------------------------------------------------------

                                                      Less than 1   1 - 3 years   3 - 5 years   More than 5
     Contractual Obligations                 Total    year                                      years
     (in millions of dollars)
     ------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------
     Operating lease obligations              $0.4     $0.4          $0.0          $0.0          $0.0
     ------------------------------------------------------------------------------------------------------

Our net cash used in operating activities for the three and six months ended May 31, 2004 was $15.1 million and $29.0 million, respectively, compared with $6.8 million and $12.4 million for the same period in 2003. This increase primarily reflects our net operating loss. The reasons for these higher operating losses are elaborated on above. The increased cash used in operations for 2004 primarily reflects our expanded clinical development programs and the larger infrastructure necessary to support these activities and expected growth. We expect that the cash resources on hand will provide adequate funds to complete our ongoing phase III trials.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Strategic Alliance with Quest Diagnostics Incorporated in the United States

We have a strategic alliance with Quest Diagnostics regarding the establishment of an outpatient services delivery model to support the commercial development of Celacade(TM) in the United States on an exclusive basis. The terms of our strategic alliance with Quest Diagnostics are expected to be finalized prior to our filing for FDA approval for Celacade(TM). In connection with this strategic alliance, Quest Diagnostics made an equity investment in our common shares of US$7.5 million in 2001 at a price of C$8.49 per share, resulting in the issuance of 1,406,783 common shares. Quest Diagnostics also received warrants to acquire 625,237 common shares at an exercise price of C$12.73 per share. These warrants are exercisable on or before November 6, 2006. Quest Diagnostics owns 3,056,783, or approximately 4.2%, of our common shares. We intend to pursue additional partnering arrangements for the United States market and to support marketing and sales activities, including medical education, promotion, and physician detailing. We also intend to establish further alliances to support marketing and sales of our products in the rest of the world.

Clinical Trial Services Agreements with Quest Diagnostics

Vasogen Ireland Limited has entered into clinical trial services agreements with Quest Diagnostics to provide central laboratory testing and related services in connection with the ACCLAIM and SIMPADICO trials. The agreements are on terms customary for agreements of this nature.

RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. Our business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical and other biotechnology companies. There can be no assurance that our ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that we will be successful in obtaining necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that we will be successful in marketing and distributing our products, or achieve reimbursement from government or private health authorities. We have also not yet demonstrated the ability to manufacture a product commercially.

The actual schedules for our ACCLAIM and SIMPADICO clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites, and providing our Celacade(TM) technology to the sites. An additional key risk factor associated with the timeline specific to the ACCLAIM trial is achieving the pre-defined number of events during a reasonable timeframe. Any delay in the completion of our clinical trials could cause the price of our common shares to decline.

We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed as planned, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our common shares could decline.

We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting our Company can be found in our Annual Information Form.

OUTLOOK

We expect to continue to incur operating losses as a result of the clinical trial activity necessary to support regulatory approval of Celacade(TM) in the United States, Canada, and other jurisdictions. Costs associated with phase III clinical trials are generally substantially greater than those for phase II trials, as the number of clinical sites and patients required is typically much larger. We also anticipate that general and administration expenses will continue to grow significantly to provide the necessary infrastructure to support our expanding clinical activity, as well as the development of infrastructure and processes necessary to support commercialization of Celacade(TM). We expect that our total expenditures will grow by approximately 50% in 2004, compared to 2003, and continue to grow in 2005. We believe we have sufficient cash resources to complete our ongoing phase III trials and support operations into 2006. Although we completed a financing during the second quarter, there remains the potential that we could further increase our cash resources during 2004 through additional corporate finance and/or strategic alliance activities. Over the long term, we expect that we will require additional financing to grow and expand our operations, and we plan to raise funds from time to time through either strategic partnering initiatives or from the capital markets, even if we do not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of our research and development programs; the extent and breadth of these programs; the results of preclinical studies and clinical trials; the cost, timing, and outcome of the regulatory approvals process; the establishment of marketing and sales or research and development collaborations; the cost of preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims; and competing technological and market developments.

We have been granted CE Mark regulatory approval for Celacade(TM) in Europe. This regulatory approval enables Vasogen to market Celacade(TM) in the 25 member countries of the European Union - a strategy we plan to pursue upon the successful completion of our ongoing phase III trials. Assuming these trials are successful, we also plan to file for regulatory approval with the applicable regulatory authorities to market our products in the United States, Canada, and potentially other jurisdictions. To commercialize our products, we intend to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. We do not presently know of any factors that would indicate that a change in direction is needed in the next year.

This document contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," "has the potential to," "seek," "is possible," "could," "may," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, technological obsolescence, access to qualified clinical sites, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time to time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.